2014 Third Quarter Shareholder Report
Contents
MD&A
1.0 Preface	2
2.0 Caution regarding forward-looking statements	2
3.0 Our business	4
4.0 Strategy and objectives	9
5.0 Operating results	11
6.0 Financial condition	17
7.0 Cash flows	19
8.0 Liquidity and capital resources	20
9.0 Legal proceedings	22
10.0 Outlook	22
11.0 Financial risk management	23
12.0 Critical accounting estimates and judgments	23
13.0 Accounting policies and new accounting standards not yet applied	23
14.0 Internal control over financial reporting	24
15.0 Risks and uncertainties	24
16.0 Definition and reconciliation of non-GAAP financial measures	25

Condensed interim consolidated financial statements	27

Notes to condensed interim consolidated financial statements	31

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0	PREFACE

1.1 Definitions

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to July 30, 2014, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended July 6, 2014 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on July 30, 2014.

1.3 Accounting framework

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures”.

1.4 Additional information

Additional information about Gildan, including our 2013 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This MD&A comments on our operations, financial performance and financial condition as at and for the three and nine months ended July 6, 2014. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended July 6, 2014, and the related notes, and with our MD&A for the year ended September 29, 2013 (2013 Annual MD&A).

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Strategy and objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2013 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other

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MANAGEMENT'S DISCUSSION AND ANALYSIS

charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0	OUR BUSINESS

3.1 Recent developments

At the beginning of the fourth quarter, on July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (Doris) for cash consideration of $102.0 million, with additional contingent payments of up to $9.4 million, which are based on the achievement of targets for growth in sales revenues over a three-year period. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provides Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada.  In addition, the acquisition further enhances and expands the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel.  The acquisition is also expected to position the Company to increase its penetration in the basic women’s apparel markets and into the ladies’ intimates category.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Branded Apparel segment. The Company has not yet completed the accounting for the business combination, including the determination of the fair values of the identifiable net assets acquired and the allocation of the purchase price to the identifiable net assets acquired.

3.2 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We market our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions. Effective July 7, 2014, with the acquisition of Doris, as described in section 3.1 above, the Company’s brand portfolio also includes Secret®, one of the most recognized sheer pantyhose brands and a growing brand for shapewear in Canada, Silks®, Therapy Plus™ and Kushyfoot®. The Company also has licensing arrangements for the Under Armour®, Mossy Oak® and New Balance® brands. We distribute our products in the North American and international printwear markets and to U.S. retailers. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international printwear markets, such as Europe, Asia-Pacific and Latin America. In the U.S. retail market, we are one of the largest suppliers of branded athletic, casual and dress socks to a broad spectrum of retailers. We are also developing Gildan® as a consumer brand for activewear and underwear. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 41,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.3 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.3.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly activewear products consisting of undecorated or “blank” T-shirts, fleece and sport shirts which are marketed primarily under our own brands, Gildan®, Gildan Performance™ and Anvil®. Through a license arrangement we also sell performance activewear products under the New Balance® brand. Wholesale distributors sell our products to screenprinters and embroiderers, who decorate the products with designs and logos and sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

3.3.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. More recently, with the acquisition of Doris, the Company’s product-line has been expanded to include branded sheer hosiery, legwear and shapewear products which are sold to retailers in Canada and the United States. We market our products primarily under our company-owned and licensed brands, as well as select national retailers’ brands. Although the main focus of the Company’s growth strategy is the continued development of its company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to select targeted global consumer brands, including major sportswear and family entertainment brands for which we manufacture and decorate products.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel
Gildan Platinum™	Socks, underwear	Department stores, major national chain
Smart Basics™ a Gildan® brand	Socks, activewear	Dollar store channel
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G® a Gold Toe® brand	Socks, underwear, activewear	Department stores, national chains
PowerSox® a Gold Toe® brand	Athletic socks	Sports specialty, national chains, department stores
GT® a Gold Toe® brand	Socks	Mass-market
Silvertoe® a Gold Toe® brand	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro® a Gold Toe® brand	Athletic socks	Mass-market
Under Armour® (under license agreement – exclusive in the U.S.)	Athletic socks	Sports specialty, department stores
Mossy Oak® (under license agreement – worldwide distribution rights)	Socks, activewear, underwear, loungewear, thermals	Intended for all channels of distribution
Secret® *	Sheer/pantyhose, tights/leggings, shapewear, socks	Mass-market, food and drug
Silks® *	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™ *	Legwear, foot solutions/socks	Mass-market, department stores
Kushyfoot® *	Legwear, foot solutions/socks	Food and drug
*Brands acquired as part of the acquisition of Doris, effective July 7, 2014.

3.4 Our operations

3.4.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric for activewear and underwear, and at our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation. We operate sewing facilities in owned or leased premises, where we assemble the cut fabric produced in our textile facilities into finished activewear and underwear garments. Our manufacturing operations are primarily based out of our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. We also own a small vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. During fiscal 2013, we acquired screenprinting and decorating capabilities to support our sales and growth opportunity as a supply chain partner to leading global athletic and lifestyle consumer brands. With the recent acquisition of Doris, we now produce sheer hosiery at a facility in Montreal, Québec. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪Clarkton, NC ▪Cedartown, GA ▪Salisbury, NC (2 facilities) – ramp-up in progress in one facility and second facility under development ▪Mocksville, NC – under development
Textile facilities			▪Honduras -Rio Nance 1 (ramp-up in progress) -Rio Nance 2 -Rio Nance 5 -Anvil Knitwear Honduras (AKH)	▪Dominican Republic	▪Bangladesh
Sewing facilities(1)			▪Honduras (4 facilities) ▪Nicaragua (3 facilities)	▪Dominican Republic (3 facilities)	▪Bangladesh
Sock / Sheer manufacturing facilities	▪Montreal, QC(2)		▪Honduras -Rio Nance 3 -Rio Nance 4
(1) We also use the services of third-party sewing contractors, primarily in Haiti to support textile production from the Dominican Republic.
(2) Acquired as part of the acquisition of Doris, effective July 7, 2014.

Yarn-spinning
We satisfy the vast majority of our yarn requirements, which are mainly cotton-based, by sourcing from third-party U.S. yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning operations in the U.S. A small portion of our yarn requirements is sourced outside of the U.S. During fiscal 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We acquired the remaining 50% interest of our joint venture in fiscal 2013, which included two open-end yarn-spinning facilities located in Clarkton, NC and Cedartown, GA. We are currently investing in the refurbishment and modernization of these yarn-spinning facilities, which are expected to be completed during fiscal 2014. We are also developing a new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn, which began production in the second quarter of fiscal 2014. In addition, the Company is constructing two additional yarn-spinning facilities in North Carolina, which includes an additional facility in Salisbury, adjacent to the ring-spinning facility which recently began operations, and a facility in Mocksville.

Textile manufacturing
During fiscal 2012, while ramping up production capacity in Rio Nance 5, we suspended production at the Rio Nance 1 facility in order to modernize and refurbish the facility, which is expected to result in the improvement of the facility’s cost efficiency. Production at Rio Nance 1 restarted in the fourth quarter of fiscal 2013 and production ramp-up is in progress. The Company is also currently reconfiguring and upgrading equipment at the former Anvil manufacturing facility in Honduras to support its growth in more specialized performance and fashion products. In addition, we are currently planning the development of a new textile facility in Northwestern Costa Rica, which is strategically located for duty-free, quota-free access to the Company’s major markets in the U.S. and is in close proximity to our sewing plants in

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Nicaragua, with accessibility to ports on both the Eastern and Western coasts of the country. Production at the Costa Rica facility is expected to begin in fiscal 2017. In addition, we are also planning for the construction of a new textile facility in the Rio Nance complex in Honduras to bridge capacity requirements until the start of the planned facility in Costa Rica. The new Rio Nance facility will support planned sales growth for higher-valued products, and optimize manufacturing efficiencies at the Company’s other textile facilities. Development of the site for this facility is already underway and the facility is expected to begin production in time to support the Company’s sales growth in fiscal 2016.

Sock / Sheer hosiery manufacturing
At the Rio Nance complex, we have constructed and operate two sock manufacturing facilities. In Montreal, Québec we operate a sheer manufacturing facility, which was part of the acquisition of Doris. We also source a portion of the sock, sheer, shapewear and legwear products we sell from third party contractors.

Sewing
Textiles produced in our facilities in Honduras are assembled at our sewing facilities in Honduras and Nicaragua. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at our sewing facilities in the Dominican Republic and third-party contractor operations in Haiti. Our facility in Bangladesh comprises both textile and sewing production.

3.4.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. We operate two primary distribution centres in the U.S. to service our printwear and retail markets and are currently constructing a new distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina and South Carolina. As part of the acquisition of Doris we purchased smaller sales offices and a distribution centre in Canada. We also operate 45 retail stores located in outlet malls throughout the United States.

3.4.3 Employees and corporate office
We currently employ over 41,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.5 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the further enhancement of its Gildan® and Gold Toe®

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MANAGEMENT'S DISCUSSION AND ANALYSIS

brands. Our commitment to leading environmental and social responsibility practices is also an important factor for our customers.

3.5.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.5.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries, Fruit of the Loom and Russell, Renfro Corporation,  Jockey International, Inc., Kayser Roth Corporation and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly in the U.S. wholesale distributor channel, through the expansion of our production capacity and the introduction of new products, we continue to pursue additional growth opportunities to increase our penetration in the North American printwear markets. We also intend to continue to expand our presence in targeted international printwear markets such as Europe, Asia-Pacific and Latin America which currently represent less than 10% of the Company’s total consolidated net sales, by expanding distribution and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands sold in the printwear channel, each with a different brand positioning. In addition to our leading Gildan® brand, our printwear brand portfolio includes the Anvil® brand which was recently repositioned to focus on contemporary ring-spun niche products featuring fashion fitted styles. As part of our performance product-lines, we market our products under our Gildan Performance™ brand and the licensed New Balance® brand. Both performance brand offerings feature moisture management and anti-microbial properties to enhance long-lasting performance. In addition, we are pursuing further sales growth through continued introduction of new products such as softer T-shirts, the expansion of our performance product lines, new styles tailored for women, a product-line with tear-away labels, enhanced sport shirts offerings and workwear assortments. New product introductions could also allow us to service certain niches of the printwear channel which we do not currently participate in.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in socks, activewear and underwear.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is making significant investments in advertising for the further development of its Gildan® and Gold Toe® portfolio of consumer brands.

The recent acquisition of Doris also offers revenue growth opportunities, including an immediate platform for retail distribution in Canada. We intend to further develop our Canadian retail branding strategy by leveraging Doris’ existing customer relationships to offer Gildan® and Gold Toe® products in Canada.  In addition, the acquisition further enhances and expands the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel. We intend to offer sheer, shapewear and legwear from Doris’ product-line to our existing U.S. customer base and to offer Gildan products such as activewear and underwear to Doris’ customer base in the U.S. food and drug channel, where Gildan did not previously distribute any of its products. This acquisition is also expected to position the Company to increase its penetration in the basic women’s apparel markets and is a first step in building an intimate apparel platform over time.

Although we are primarily focused on further developing our company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to select global athletic and lifestyle brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria, with an efficient supply chain strategically located in the Western Hemisphere. Our manufacturing operations combined with our screenprinting and apparel decorating capabilities allow us to provide a more streamlined sourcing solution for these brands. We believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

The resumption of production at Rio Nance 1 and its continued ramp up combined with our planned new textile facilities are expected to support our capacity requirements for our planned growth over the next few years. We are also upgrading equipment at the former Anvil facility in Honduras to support our growth in more specialized performance and fashion products. We believe the investments we are making in yarn-spinning facilities, including ring-spun yarn technology, will provide enhanced quality features to our product offering. We are currently targeting to achieve cost savings from our yarn-spinning investments starting in fiscal 2015. We continue to execute our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment through the investment in biomass projects as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability.

4.4	Reinvest cash flow

We will continue to evaluate opportunities to reinvest our free cash flow after financing our working capital and capital expenditure requirements to support our organic growth. In order to reinvest our free cash flow, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. We may also consider share repurchases. In addition, the Company allocates cash towards the payment of a dividend.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2013 Annual MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness / (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to the section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)			2014				2013	2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net sales	693.8	548.8	451.4	626.2	614.3	523.0	420.8	561.7
Net earnings	116.0	79.2	41.7	96.8	115.8	72.3	35.3	89.0
Net earnings per share
Basic(1)	0.95	0.65	0.34	0.80	0.95	0.60	0.29	0.73
Diluted(1)	0.94	0.64	0.34	0.79	0.94	0.59	0.29	0.73
Total assets	2,390.2	2,270.1	2,124.1	2,043.7	2,028.0	2,004.2	1,921.7	1,896.4
Total long-term financial liabilities	135.0	148.0	64.0	-	125.0	214.0	177.0	181.0
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,792	121,610	121,672	121,555	121,446	121,365	121,455	121,473
Diluted	123,214	123,157	123,046	122,929	122,759	122,629	122,491	122,322
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the first quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the first fiscal quarter, and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our sales of the Branded Apparel segment have been highest in the fourth quarter.

QUARTERLY REPORT – Q3 2014 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Business acquisitions may affect the comparability of results. During the past eight quarters, business acquisitions, namely New Buffalo Shirt Factory Inc. (New Buffalo), effective June 21, 2013 and the acquisition of the remaining 50% interest in our yarn joint venture CanAm Yarns, LLC (CanAm), effective October 29, 2012, did not materially impact the results of the Company.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, selling, general and administrative expenses (SG&A expenses), and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2013 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Net sales	693.8	614.3	79.5	1,694.0	1,558.1	135.9
Gross profit	194.2	193.3	0.9	466.6	457.1	9.5
Selling, general and administrative expenses	71.8	69.9	1.9	213.8	212.8	1.0
Operating income	121.8	121.9	(0.1)	250.1	236.6	13.5
Adjusted EBITDA(1)	148.1	151.3	(3.2)	324.2	315.0	9.2
Net earnings	116.0	115.8	0.2	236.9	223.4	13.5
Adjusted net earnings(1)	116.6	116.5	0.1	239.2	228.3	10.9

Basic EPS(2)	0.95	0.95	-	1.95	1.84	0.11
Diluted EPS(2)	0.94	0.94	-	1.92	1.82	0.10
Adjusted diluted EPS(1)(2)	0.95	0.95	-	1.94	1.86	0.08

Gross margin	28.0%	31.5%	(3.5) pp	27.5%	29.3%	(1.8) pp
SG&A expenses as a percentage of sales	10.3%	11.4%	(1.1) pp	12.6%	13.7%	(1.1) pp
Operating margin	17.6%	19.8%	(2.2) pp	14.8%	15.2%	(0.4) pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – Q3 2014 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Consolidated operating review

5.4.1 Net sales
			Variation				Variation
(in $ millions, or otherwise indicated)	Q3 2014	Q3 2013	$	%	YTD 2014	YTD 2013	$	%

Segmented net sales:
Printwear	483.4	433.0	50.4	11.6%	1,123.8	1,044.7	79.1	7.6%
Branded Apparel	210.4	181.4	29.0	16.0%	570.2	513.4	56.8	11.1%
Total net sales	693.8	614.4	79.4	12.9%	1,694.0	1,558.1	135.9	8.7%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in consolidated net sales for the third quarter and for the first nine months of fiscal 2014 was primarily attributable to higher unit volumes in both operating segments, higher net selling prices in Printwear and more favourable activewear product-mix driven by higher sales of fleece and long-sleeve T-shirts. The third quarter of fiscal 2014 included an extra week which occurs every sixth year in order to realign the Company’s 52-week fiscal year with the calendar year. The benefit of the extra week was moderated as it included the extended July 4th holiday.

Consolidated net sales for the third quarter of fiscal 2014 were slightly below the Company's guidance provided on May 2, 2014 of sales of close to $700 million as production constraints which prevented the Company from fully servicing sales demand in Branded Apparel in the third quarter was partially offset by more favourable product-mix.

5.4.2 Gross profit
(in $ millions, or otherwise indicated)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Gross profit	194.2	193.3	0.9	466.6	457.1	9.5
Gross margin	28.0%	31.5%	(3.5) pp	27.5%	29.3%	(1.8) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in gross profit in the third quarter and for the first nine months of fiscal 2014 compared to the same periods last year was primarily attributable to higher sales in both operating segments. As a percentage of sales, gross profit declined by 350 basis points in the third quarter and 180 basis points in the first nine months of fiscal 2014 compared to the same periods last year. The decline in gross margins primarily reflected the impact of transitional manufacturing inefficiencies in Branded Apparel and inflationary cost increases. The manufacturing inefficiencies are being incurred as the Company further enhances product capabilities and expands production capacity in sock and textile operations and trains new sewing operators to support the Company’s rapid growth in Branded Apparel sales revenues and brand penetration. Inefficiencies in the third quarter of fiscal 2014 also included the unanticipated impact of product rework and repackaging costs to service key retail programs and mitigate the impact of capacity constraints in Branded Apparel. These factors negatively impacted gross margins in the third quarter by approximately 320 basis points and 120 basis points on a year-to-date basis compared to last year. The gross margin decline also reflected higher cotton costs which negatively impacted gross margins by approximately 170 basis points in the third quarter and 100 basis points in the first nine months of fiscal 2014 compared to the same periods last year. The impact of higher cotton costs was only partially passed through into higher net selling prices in Printwear and selling prices for Branded Apparel were not increased in order to drive unit volume growth.

5.4.3 Selling, general and administrative expenses
(in $ millions, or otherwise indicated)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

SG&A expenses	71.8	69.9	1.9	213.8	212.8	1.0
SG&A expenses as a percentage of sales	10.3%	11.4%	(1.1) pp	12.6%	13.7%	(1.1) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – Q3 2014 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

The increase in SG&A expenses in the third quarter and for the first nine months of fiscal 2014 compared to the same periods last year was primarily due to higher volume-driven distribution expenses, partially offset by lower variable compensation expenses and the favourable impact of the weaker Canadian dollar on corporate head office expenses. Lower SG&A expenses as a percentage of sales reflected the benefit of volume leverage in Branded Apparel.

5.4.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three and nine months ended July 6, 2014 were $0.6 million and $2.7 million, compared to $1.6 million and $7.7 million for the same periods last year.

Restructuring and acquisition-related costs for the nine months ended July 6, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan, and transaction costs related to the acquisition of the operating assets of Doris.

For the nine months ended June 30, 2013, the Company incurred exit, relocation and other costs of $3.7 million, primarily in connection with the acquisition and integration of Anvil, including a charge of $1.6 million related to lease exit costs. Restructuring and acquisition-related costs for the nine months ended June 30, 2013 also included charges related to assets held for sale and property, plant and equipment of $1.2 million, mainly relating to write-downs of the Company’s former U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. In the first nine months of fiscal 2013, the Company also incurred a loss on business acquisition achieved in stages of $1.5 million in connection with the acquisition of the remaining 50% interest of CanAm.

5.4.5 Operating income
(in $ millions, or otherwise indicated)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Operating income	121.8	121.9	(0.1)	250.1	236.6	13.5
Operating margin	17.6%	19.8%	(2.2) pp	14.8%	15.2%	(0.4) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Operating income for the third quarter of fiscal 2014 was essentially unchanged compared to the third quarter last year as the contribution of higher sales and lower restructuring and acquisition-related costs were offset by the impact of transitional manufacturing inefficiencies, cotton and other inflationary cost increases and higher volume-driven distribution expenses.  For the first nine months of fiscal 2014 the increase in operating income was primarily attributable to the increase in gross profit and lower restructuring and acquisition-related costs compared to the same period last year. The decline in operating margins in fiscal 2014 reflected the impact of transitional manufacturing inefficiencies and higher cotton costs which more than offset the benefit of SG&A expense volume leverage.

5.4.6 Financial expenses, net
(in $ millions)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Interest expense on financial liabilities
recorded at amortized cost	0.6	0.1	0.5	1.1	2.2	(1.1)
Bank and other financial charges	0.9	0.9	-	2.5	2.7	(0.2)
Interest accretion on discounted provisions	0.1	0.1	-	0.2	0.2	-
Foreign exchange (gain) loss	(0.8)	0.5	(1.3)	(2.6)	0.2	(2.8)
Financial expenses, net	0.8	1.6	(0.8)	1.2	5.3	(4.1)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in net financial expenses for the nine months ended July 6, 2014 compared to the same period last year was due to lower interest expense, primarily as a result of lower borrowing levels when compared to the comparative period from our revolving long-term bank credit facility and lower effective interest rates, as well as higher foreign exchange gains in the current year mainly due to the favourable revaluation of monetary assets and liabilities denominated in foreign currencies.

QUARTERLY REPORT – Q3 2014 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.7 Income taxes
The Company’s average effective income tax rate, and its average effective income tax rate excluding the impact of restructuring and acquisition-related costs, are calculated as follows:

(in $ millions, or otherwise indicated)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Earnings before income taxes	121.1	120.4	0.7	248.8	231.3	17.5
Income tax expense	5.1	4.6	0.5	11.9	7.9	4.0
Average effective income tax rate	4.2%	3.8%	0.4 pp	4.8%	3.4%	1.4 pp

Earnings before income taxes and restructuring
and acquisition-related costs	121.7	122.0	(0.3)	251.5	239.0	12.5
Income tax expense excluding tax recoveries
on restructuring and acquisition-related
costs(1)	5.1	5.5	(0.4)	12.3	10.7	1.6
Average effective income tax rate excluding
the impact of restructuring and acquisition-
related costs	4.2%	4.5%	(0.3) pp	4.9%	4.5%	0.4 pp
(1) Tax recoveries on restructuring and acquisition-related costs are presented in the reconciliation of net earnings to adjusted net earnings in section 5.4.8 below.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the first nine months of fiscal 2014, the average effective income tax rate was higher by 1.4 percentage points compared to the same period last year, primarily due to the impact of lower restructuring and acquisition-related costs.

For the first nine months of fiscal 2014, the average effective income tax rate excluding the impact of restructuring and acquisition-related costs was comparable to the same period last year.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
(in $ millions, except per share amounts)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Net earnings	116.0	115.8	0.2	236.9	223.4	13.5
Adjustments for:
Restructuring and acquisition-related costs	0.6	1.6	(1.0)	2.7	7.7	(5.0)
Income tax recovery on restructuring and
acquisition-related costs	-	(0.9)	0.9	(0.4)	(2.8)	2.4
Adjusted net earnings(1)	116.6	116.5	0.1	239.2	228.3	10.9
Basic EPS (2)	0.95	0.95	-	1.95	1.84	0.11
Diluted EPS (2)	0.94	0.94	-	1.92	1.82	0.10
Adjusted diluted EPS(1)(2)	0.95	0.95	-	1.94	1.86	0.08
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Net earnings in the third quarter of fiscal 2014 were $116.0 million or $0.94 per share on a diluted basis. Before reflecting restructuring and acquisition-related costs, adjusted net earnings were $116.6 million or $0.95 per share on a diluted basis for the third fiscal quarter ended July 6, 2014 and were as projected in the Company’s most recent EPS guidance. Net earnings and adjusted net earnings were unchanged compared to the third quarter of fiscal 2013 as transitional manufacturing inefficiencies, inflationary cost increases and higher cotton costs compared to last year offset the positive impact of higher sales.

Before reflecting the impact of restructuring and acquisition-related costs in both years, the increase in adjusted net earnings and EPS for the first nine months of fiscal 2014 compared to the same period last year was mainly due to the improvement in operating income and lower net financial expenses, partially offset by higher income tax expenses.

QUARTERLY REPORT – Q3 2014 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Segmented operating review

			Variation				Variation
(in $ millions, or otherwise indicated)	Q3 2014	Q3 2013	$	%	YTD 2014	YTD 2013	$	%

Segmented net sales:
Printwear	483.4	433.0	50.4	11.6%	1,123.8	1,044.7	79.1	7.6%
Branded Apparel	210.4	181.4	29.0	16.0%	570.2	513.4	56.8	11.1%
Total net sales	693.8	614.4	79.4	12.9%	1,694.0	1,558.1	135.9	8.7%

Segment operating income:
Printwear	129.7	119.2	10.5	8.8%	270.1	252.4	17.7	7.0%
Branded Apparel	15.6	27.3	(11.7)	(42.9)%	50.8	60.4	(9.6)	(15.9)%
Total segment operating income	145.3	146.5	(1.2)	(0.8)%	320.9	312.8	8.1	2.6%
Corporate and other(1)	(23.5)	(24.6)	1.1		(70.8)	(76.2)	5.4
Total operating income	121.8	121.9	(0.1)	(0.1)%	250.1	236.6	13.5	5.7%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Segment operating margin:
Printwear	26.8%	27.5%	(0.7) pp	24.0%	24.2%	(0.2) pp
Branded Apparel	7.4%	15.0%	(7.6) pp	8.9%	11.8%	(2.9) pp

5.5.1 Printwear

Net sales
The increase in Printwear segment sales in the quarter was primarily attributable to increased unit sales volumes, combined with higher net selling prices, including the non-recurrence of a distributor inventory devaluation discount in the third quarter of fiscal 2013 and more favourable activewear product-mix driven by higher sales of fleece and long-sleeve T-shirts. Sales to international markets in Europe and Asia-Pacific increased by over 40%, partially offset by lower shipments to Mexico compared to last year.

The increase in Printwear segment sales in the first nine months of fiscal 2014 was primarily attributable to higher unit sales, particularly strong growth from international markets, a more favourable product-mix and higher net selling prices compared to the same period last year.

Operating income
The increase in Printwear operating income in the third quarter of fiscal 2014 was mainly due to higher sales, partially offset by higher cotton costs and other inflationary cost increases and higher volume-driven distribution expenses. Printwear operating margins were 26.8% compared with 27.5% in the third quarter of last year as higher net selling prices and more favourable product-mix were more than offset by higher cotton costs and other inflationary cost increases.

The increase in Printwear operating income for the first nine months of fiscal 2014 compared to the same period last year was mainly due to higher sales. Printwear operating margins for the first nine months of fiscal 2014 of 24.0% were essentially flat compared to operating margins of 24.2% in the same period last year as higher cotton costs and other inflationary cost increases were largely offset by the benefit of higher net selling prices and more favourable product-mix.

QUARTERLY REPORT – Q3 2014 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.2 Branded Apparel
Net sales
The increase in Branded Apparel segment net sales was due to sales growth in all product categories, including activewear, underwear and socks, as the Company continued to build its brands and gain market share. Sales in the third quarter of fiscal 2013 included the initial stocking of the Gildan® national mass-market underwear program. Strong growth was achieved in sales for both the Gildan® and Gold Toe® brands and brand extensions, as well as for licensed brands. Shipments to global lifestyle brands also increased compared to the third quarter of last year, as the Company ramped up new programs.

The increase in Branded Apparel segment net sales in the first nine months of fiscal 2014 compared to the same period last year reflected sales growth in all product categories driven by higher sales of Company-owned and licensed brand programs, partially offset by a decline in unit sales of private label programs.

Operating income
The decline in Branded Apparel operating income for the third quarter and for the first nine months fiscal 2014 compared to the same periods last year was due to lower operating margins, which more than offset the contribution from the increase in sales. The decline in operating margins for Branded Apparel was primarily attributable to transitional manufacturing inefficiencies to support the introduction of new retail products and new retail programs and inflationary cost increases, which negatively impacted margins by approximately 700 basis points for the third quarter of fiscal 2014, together with the impact of higher cotton costs, which the Company has not passed through into higher selling prices in Branded Apparel in order to drive its brand penetration and market share growth. These factors more than offset the continuing positive impact on operating margins of increased sales volume leverage on SG&A expenses.

6.0	FINANCIAL CONDITION

6.1 Current assets and current liabilities

	July 6,	September 29,
(in $ millions)	2014	2013	Variation

Cash and cash equivalents	45.1	97.4	(52.3)
Trade accounts receivable	366.4	255.0	111.4
Income taxes receivable	3.1	0.7	2.4
Inventories	723.4	595.8	127.6
Prepaid expenses and deposits	18.0	15.0	3.0
Assets held for sale	5.8	5.8	-
Other current assets	18.7	11.0	7.7
Accounts payable and accrued liabilities	(301.1)	(289.4)	(11.7)
Total working capital	879.4	691.3	188.1
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was due to a combination of factors, including the impact of higher sales in the third quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013, a lower proportion of sales in the first half of the third quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013, and a full year’s accrual for annual sales discount programs being offset in trade accounts receivable at the end of the fourth quarter of fiscal 2013. In addition, the increase in seasonal fleece sales, which carry extended payment terms in accordance with industry practice, resulted in an increase in the numbers of days’ sales outstanding.

•
The increase in inventories mainly reflects our year-over-year sales growth and includes increased levels of activewear unit volumes in order to better support our planned sales growth in all of our target geographical markets. In addition, raw materials and work in progress inventories increased primarily as a result of the ramp-up of Rio Nance 1, including increased production of underwear, higher dyes

QUARTERLY REPORT – Q3 2014 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

and chemicals inventories, and higher cotton and yarn inventories due to increased production at our yarn-spinning facilities.

•
The increase in accounts payable and accrued liabilities is mainly due to higher production levels and increased spending on capital expenditures, partially offset by lower accruals for variable compensation expenses.

•
Working capital was $879.4 million as at July 6, 2014 compared to $691.3 million as at September 29, 2013, reflecting the increase in trade accounts receivable and inventories as described above. The current ratio at the end of the third quarter of fiscal 2014 was 3.9, compared to 3.4 at the end of fiscal 2013.

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, September 29, 2013	655.9	247.5	150.1
Net capital additions	218.0	3.6	-
Depreciation and amortization	(61.5)	(12.5)	-
Balance, July 6, 2014	812.4	238.6	150.1
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Capital additions included expenditures primarily for the Company’s strategy to invest in vertically-integrated yarn manufacturing, as well as expenditures for the continuing ramp-up of Rio Nance 1 including expenditures for more underwear knitting equipment to support the Company’s planned growth in underwear, the reconfiguration and upgrading of the equipment at the former Anvil manufacturing facility in Honduras, new sock manufacturing equipment, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software. The decrease in intangible assets reflects amortization of $12.5 million, partially offset by the addition of $3.6 million of software.

6.3 Other non-current assets and non-current liabilities

	July 6,	September 29,
(in $ millions)	2014	2013	Variation

Other non-current assets	8.5	8.0	0.5

Long-term debt	(135.0)	-	(135.0)
Deferred income taxes	(4.4)	1.4	(5.8)
Employee benefit obligations	(15.3)	(18.5)	3.2
Provisions	(15.9)	(16.3)	0.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The decrease in deferred income taxes is primarily due to the utilization of tax loss carryforwards in the Branded Apparel segment, which is reflected in the Company’s income tax expense for the nine months ended July 6, 2014.

•
The decrease in employee benefit obligations from the end of fiscal 2013 relates to the funding of the deficit to complete the wind-up of the Gold Toe defined benefit pension plan. The balance of employee benefit obligations of $15.3 million consists primarily of liabilities related to the Company’s statutory severance obligations for its active employees located in the Caribbean Basin and Central America.

QUARTERLY REPORT – Q3 2014 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

Total assets were $2,390.2 million as at July 6, 2014, compared to $2,043.7 million at the end of fiscal 2013.

7.0 CASH FLOWS

7.1 Cash flows from operating activities

(in $ millions)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Net earnings	116.0	115.8	0.2	236.9	223.4	13.5
Adjustments to reconcile net earnings to
cash flows from operating activities(1)	30.6	28.8	1.8	78.7	83.7	(5.0)
Changes in non-cash working capital
balances	(62.3)	27.8	(90.1)	(237.0)	(64.3)	(172.7)
Cash flows from operating activities	84.3	172.4	(88.1)	78.6	242.8	(164.2)
(1) Includes depreciation and amortization of $25.7 million (2013 - $27.8 million) and $71.4 million (2013 - $70.6 million) respectively, for the three and nine months ended July 6, 2014.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The decrease in operating cash flows of $164.2 million for the first nine months of fiscal 2014 was mainly due to a higher increase in non-cash working capital compared to the same period last year, as explained below.

•
The increase in non-cash working capital of $237.0 million during the first nine months of fiscal 2014, compared to an increase of $64.3 million during the first nine months of fiscal 2013, was mainly due to higher increases in inventories and trade accounts receivable. The increase in inventories mainly reflects our year-over-year sales growth, as well as our objective to carry higher levels of inventories to better support our planned sales growth in all of our target geographical markets. The increase in trade accounts receivable reflects the impact of higher sales increases, including a lower proportion of sales in the first half of the third quarter of fiscal 2014, an increase in the numbers of days’ sales outstanding as noted in section 6.1 in this MD&A, and a higher offset for annual sales discount programs accrued in trade accounts receivable at the end of the fourth quarter of fiscal 2013 compared the end of the fourth quarter of fiscal 2012.

7.2 Cash flows used in investing activities

(in $ millions)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Purchase of property, plant and equipment	(73.9)	(22.1)	(51.8)	(215.9)	(89.0)	(126.9)
Purchase of intangible assets	(1.5)	(0.5)	(1.0)	(3.6)	(3.6)	-
Business acquisitions, net of cash acquired	-	(5.6)	5.6	-	(8.0)	8.0
Proceeds on disposal of assets held for sale
and property, plant and equipment	3.3	-	3.3	4.6	1.4	3.2
Cash flows used in investing activities	(72.1)	(28.2)	(43.9)	(214.9)	(99.2)	(115.7)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The increase in cash flows used in investing activities was due to higher capital spending during the first nine months of fiscal 2014 compared to the first nine months of fiscal 2013.

•
Capital expenditures during the first nine months of fiscal 2014 are described in section 6.2 of this MD&A, and our planned capital expenditures for fiscal 2014 are discussed under the “Liquidity and capital resources” section.

QUARTERLY REPORT – Q3 2014 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	Cash flows used relating to business acquisitions in the first nine months of fiscal 2013 related to the acquisitions of New Buffalo and CanAm.

7.3 Free cash flow

(in $ millions)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Cash flows from operating activities	84.3	172.4	(88.1)	78.6	242.7	(164.1)
Cash flows used in investing activities	(72.1)	(28.2)	(43.9)	(214.8)	(99.3)	(115.5)
Adjustment for:
Business acquisitions	-	5.6	(5.6)	-	8.0	(8.0)
Free cash flow(1)	12.2	149.8	(137.6)	(136.2)	151.4	(287.6)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The year-over-year decrease in free cash flow of $287.6 million was due to the lower operating cash flows as noted above, as well as higher capital spending during the first nine months of fiscal 2014.

7.4 Cash flows (used in) from financing activities

(in $ millions)	Q3 2014	Q3 2013	Variation	YTD 2014	YTD 2013	Variation

Increase (decrease) in amounts drawn under
revolving long-term bank credit facility	(13.0)	(89.0)	76.0	135.0	(56.0)	191.0
Dividends paid	(13.3)	(10.9)	(2.4)	(39.8)	(32.8)	(7.0)
Proceeds from the issuance of shares	0.4	3.3	(2.9)	3.1	4.7	(1.6)
Share repurchases for future settlement of
non-Treasury RSUs	-	-	-	(14.5)	(9.6)	(4.9)
Cash flows (used in) from financing activities	(25.9)	(96.6)	70.7	83.8	(93.7)	177.5
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for the first nine months of fiscal 2014 reflected an increase in funds drawn on our revolving long-term bank credit facility of $135.0 million, which was used to finance our capital expenditures.

•
During the first nine months of fiscal 2014, the Company purchased $14.5 million of its common shares on the open market to be used for the partial future settlement of non-Treasury restricted share units, compared to $9.6 million in the same period last year.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness / (cash in excess of total indebtedness)

(in $ millions)	July 6, 2014	September 29, 2013

Long-term debt and total indebtedness(1)	135.0	-
Cash and cash equivalents	(45.1)	(97.4)
Net indebtedness (cash in excess of total indebtedness)(1)	89.9	(97.4)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

We have a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at July 6, 2014, $135.0 million

QUARTERLY REPORT – Q3 2014 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

(September 29, 2013 - nil) was drawn under the facility and the effective interest rate for the nine months ended July 6, 2014 was 1.3%. In addition, an amount of $16.5 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at July 6, 2014.

Gildan is currently projecting that capital expenditures in fiscal 2014 will be at the high end of its forecast range of $300-$350 million, in line with the forecast provided on May 2, 2014. The fiscal 2014 capital expenditure program is primarily for the Company’s strategy to invest in vertically-integrated yarn manufacturing, as well as expenditures for the continuing ramp-up of Rio Nance 1 including expenditures for more underwear knitting equipment to support the Company’s planned growth in underwear, the reconfiguration and upgrading of the equipment at the former Anvil manufacturing facility in Honduras, new sock manufacturing equipment, a new sewing facility in the Dominican Republic, further investments in energy saving projects, the new distribution centre in Honduras, and the initial investment for the land for the new textile manufacturing facility in Costa Rica.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, if declared, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at July 6, 2014.

	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(in $ millions)	amount	cash flows	1 year	years	years	5 years

Accounts payable and accrued
liabilities	301.1	301.1	301.1	-	-	-
Long-term debt	135.0	135.0	-	-	135.0	-
Purchase obligations	-	440.4	412.3	28.1	-	-
Operating leases and other
obligations	-	111.1	31.5	58.2	18.3	3.1
Total contractual obligations	436.1	987.6	744.9	86.3	153.3	3.1

As disclosed in note 24 to our 2013 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 6, 2014, the maximum potential liability under these guarantees was $48.4 million, of which $9.7 million was for surety bonds and $38.7 million was for financial guarantees and standby letters of credit.

QUARTERLY REPORT – Q3 2014 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates and commodity prices. Derivative financial instruments are not used for speculative purposes. As at July 6, 2014, the Company’s outstanding derivative financial instruments were related to foreign exchange and commodity forward and market-traded option contracts, in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices.

8.4 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at July 29, 2014 there were 122,270,641 common shares issued and outstanding along with 1,129,751 stock options and 499,686 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5 Declaration of dividend

The Company paid dividends of $39.8 million during the nine months ended July 6, 2014. On July 30, 2014, the Board of Directors declared a quarterly cash dividend of $0.108 per share for an expected aggregate payment of $13.2 million which will be paid on September 8, 2014 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on August 14, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

9.0	LEGAL PROCEEDINGS

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2014 is contained in our third quarter earnings results press release dated July 31, 2014 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

QUARTERLY REPORT – Q3 2014 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.0	FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices. Please refer to the “Financial risk management” section of the 2013 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company manages those risks.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2013 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•	Determination of cash-generating units (CGUs)
•	Income taxes

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
•	Allowance for doubtful accounts
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our 2013 audited annual consolidated financial statements.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements for the third quarter of fiscal 2014 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and International Accounting Standard (IAS) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our 2013 audited annual consolidated financial statements, except as noted below.

On September 30, 2013, the Company adopted the following new or amended accounting standards:
•	IFRS 10, Consolidated Financial Statements
•	IFRS 11, Joint Arrangements
•	IFRS 12, Disclosure of Interests in Other Entities
•	IFRS 13, Fair Value Measurement

QUARTERLY REPORT – Q3 2014 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	IAS 19, Employee Benefits

On March 31, 2014, the Company early adopted IFRS 9, Financial Instruments (2013).

For a detailed description of these new or amended accounting standards and their impact, please refer to note 2 to the unaudited condensed interim consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

Levies
In May 2013, the IASB released IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. For a detailed description of IFRIC 21, please refer to note 3 to the unaudited condensed interim consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. For a detailed description of IFRS 15, please refer to note 3 to the unaudited condensed interim consolidated financial statements.

14.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended September 29, 2013 was included in the 2013 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 29, 2013. There have been no material changes in internal control over financial reporting since September 29, 2013.

15.0	RISKS AND UNCERTAINTIES

In our 2013 Annual MD&A under the sections “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2013 Annual MD&A include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers

QUARTERLY REPORT – Q3 2014 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Product safety regulation
•	Litigation and/or regulatory actions
•	Data security and privacy breaches

16.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Net earnings	116.0	115.8	236.9	223.4
Adjustments for:
Restructuring and acquisition-related costs	0.6	1.6	2.7	7.7
Income tax recovery on restructuring and
acquisition-related costs	-	(0.9)	(0.4)	(2.8)
Adjusted net earnings	116.6	116.5	239.2	228.3
Basic EPS(1)	0.95	0.95	1.95	1.84
Diluted EPS(1)	0.94	0.94	1.92	1.82
Adjusted diluted EPS(1)	0.95	0.95	1.94	1.86
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – Q3 2014 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Net earnings	116.0	115.8	236.9	223.4
Restructuring and acquisition-related costs	0.6	1.6	2.7	7.7
Depreciation and amortization	25.7	27.8	71.4	70.6
Financial expenses, net	0.7	1.5	1.3	5.4
Income tax expense	5.1	4.6	11.9	7.9
Adjusted EBITDA	148.1	151.3	324.2	315.0
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Cash flows from operating activities	84.3	172.4	78.6	242.7
Cash flows used in investing activities	(72.1)	(28.2)	(214.8)	(99.3)
Adjustment for:
Business acquisitions	-	5.6	-	8.0
Free cash flow	12.2	149.8	(136.2)	151.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness / (cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

(in $ millions)	July 6, 2014	September 29, 2013

Long-term debt and total indebtedness	135.0	-
Cash and cash equivalents	(45.1)	(97.4)
Net indebtedness (cash in excess of total indebtedness)	89.9	(97.4)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – Q3 2014 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 6,	September 29,
	2014	2013

Current assets:
Cash and cash equivalents	$45,092	$97,368
Trade accounts receivable	366,426	255,018
Income taxes receivable	3,097	700
Inventories (note 4)	723,426	595,794
Prepaid expenses and deposits	18,036	14,959
Assets held for sale	5,839	5,839
Other current assets	18,695	11,034
Total current assets	1,180,611	980,712

Non-current assets:
Property, plant and equipment	812,364	655,869
Intangible assets	238,594	247,537
Goodwill	150,099	150,099
Deferred income taxes	-	1,443
Other non-current assets	8,537	7,991
Total non-current assets	1,209,594	1,062,939

Total assets	$2,390,205	$2,043,651

Current liabilities:
Accounts payable and accrued liabilities	$301,053	$289,414
Total current liabilities	301,053	289,414

Non-current liabilities:
Long-term debt (note 5)	135,000	-
Deferred income taxes	4,440	-
Employee benefit obligations	15,332	18,486
Provisions	15,914	16,325
Total non-current liabilities	170,686	34,811

Total liabilities	471,739	324,225

Equity:
Share capital	107,103	107,867
Contributed surplus	34,082	28,869
Retained earnings	1,780,211	1,583,346
Accumulated other comprehensive income	(2,930)	(656)
Total equity attributable to shareholders of the Company	1,918,466	1,719,426

Total liabilities and equity	$2,390,205	$2,043,651

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Net sales	$693,783	$614,322	$1,693,993	$1,558,138
Cost of sales	499,593	421,020	1,227,377	1,101,013

Gross profit	194,190	193,302	466,616	457,125

Selling, general and administrative expenses	71,752	69,861	213,843	212,841
Restructuring and acquisition-related costs (note 6)	632	1,576	2,714	7,715

Operating income	121,806	121,865	250,059	236,569

Financial expenses, net (note 7(b))	732	1,480	1,260	5,352
Equity earnings in investment in joint venture	-	-	-	(46)

Earnings before income taxes	121,074	120,385	248,799	231,263

Income tax expense	5,075	4,555	11,924	7,865

Net earnings	115,999	115,830	236,875	223,398

Other comprehensive (loss) income, net of related
income taxes (note 9):
Cash flow hedges	(1,162)	(79)	(2,274)	3,025

Comprehensive income	$114,837	$115,751	$234,601	$226,423

Earnings per share:
Basic (note 10)	$0.95	$0.95	$1.95	$1.84
Diluted (note 10)	$0.94	$0.94	$1.92	$1.82

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended July 6, 2014 and June 30, 2013
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	7,219	-	-	7,219
Shares issued under employee share
purchase plan	15	778	-	-	-	778
Shares issued pursuant to exercise of
stock options	87	3,339	(964)	-	-	2,375
Shares issued or distributed pursuant to
vesting of restricted share units	406	9,600	(9,600)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	175	-	(40,010)	(39,835)
Transactions with shareholders of the
Company recognized directly in equity	208	(764)	5,213	-	(40,010)	(35,561)

Cash flow hedges	-	-	-	(2,274)	-	(2,274)
Net earnings	-	-	-	-	236,875	236,875
Comprehensive income	-	-	-	(2,274)	236,875	234,601

Balance, July 6, 2014	121,834	$107,103	$34,082	$(2,930)	$1,780,211	$1,918,466

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	5,911	-	-	5,911
Shares issued under employee share
purchase plan	18	665	-	-	-	665
Shares issued pursuant to exercise of
stock options	155	5,460	(1,381)	-	-	4,079
Shares issued or distributed pursuant to
vesting of restricted share units	224	6,537	(6,537)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	200	-	(33,029)	(32,829)
Transactions with shareholders of the
Company recognized directly in equity	119	3,041	3,307	-	(33,029)	(26,681)

Cash flow hedges	-	-	-	3,025	-	3,025
Net earnings	-	-	-	-	223,398	223,398
Comprehensive income	-	-	-	3,025	223,398	226,423

Balance, June 30, 2013	121,505	$104,154	$28,886	$(4,050)	$1,497,093	$1,626,083

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Cash flows from (used in) operating activities:
Net earnings	$115,999	$115,830	$236,875	$223,398
Adjustments to reconcile net earnings to cash flows
from operating activities (note 11(a))	30,650	28,811	78,699	83,651
	146,649	144,641	315,574	307,049
Changes in non-cash working capital balances:
Trade accounts receivable	(69,901)	6,755	(110,911)	(4,576)
Income taxes	319	1,526	(2,284)	(838)
Inventories	146	21,217	(125,000)	(42,515)
Prepaid expenses and deposits	(6,034)	(3,682)	(3,077)	(3,235)
Other current assets	(6,403)	2,555	(7,849)	(124)
Accounts payable and accrued liabilities	19,551	(570)	12,162	(13,015)
Cash flows from operating activities	84,327	172,442	78,615	242,746

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(73,917)	(22,143)	(215,867)	(89,047)
Purchase of intangible assets	(1,550)	(515)	(3,563)	(3,589)
Business acquisitions, net of cash acquired	-	(5,560)	-	(8,027)
Proceeds on disposal of assets held for sale and
property, plant and equipment	3,326	9	4,595	1,380
Cash flows used in investing activities	(72,141)	(28,209)	(214,835)	(99,283)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under
revolving long-term bank credit facility	(13,000)	(89,000)	135,000	(56,000)
Dividends paid	(13,329)	(10,916)	(39,835)	(32,829)
Proceeds from the issuance of shares	421	3,299	3,078	4,680
Share repurchases for future settlement of
non-Treasury RSUs	-	-	(14,481)	(9,621)
Cash flows (used in) from financing activities	(25,908)	(96,617)	83,762	(93,770)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	223	(193)	182	35
Net (decrease) increase in cash and cash equivalents
during the period	(13,499)	47,423	(52,276)	49,728
Cash and cash equivalents, beginning of period	58,591	72,715	97,368	70,410
Cash and cash equivalents, end of period	$45,092	$120,138	$45,092	$120,138

Cash paid during the period (included in cash flows from operating activities):
Interest	$617	$1,144	$1,135	$3,503
Income taxes	2,437	2,157	8,519	7,230

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 6, 2014
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s third quarter of fiscal 2014 as at and for the three and nine months ended July 6, 2014 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2013 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 30, 2014.

(b)	Seasonality of the business:

The Company’s revenues and net earnings are subject to seasonal variations. Historically, consolidated net sales have been lowest in the first quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, net sales have historically been higher during the third quarter of the fiscal year. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On September 30, 2013, the Company adopted the following new or amended accounting standards.

(i)
IFRS 10, Consolidated Financial Statements replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The adoption of IFRS 10 did not have an impact on the Company’s consolidated financial statements.

(ii)
IFRS 11, Joint Arrangements supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was the case under IAS 31. The adoption of IFRS 11 did not have an impact on the Company’s consolidated financial statements.

(iii)
IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. As required, the enhanced disclosures will be included in our annual consolidated financial statements for the year ended October 5, 2014.

QUARTERLY REPORT – Q3 2014 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards in the reporting period (continued):

(iv)
IFRS 13, Fair Value Measurement improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The adoption of IFRS 13 did not result in any measurement adjustments or changes to our valuation techniques to determine fair value. We have included the related interim disclosures in note 8 to these condensed interim consolidated financial statements.

(v)
IAS 19, Employee Benefits requires, among other changes, entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The adoption of IAS 19 did not have an impact on recognition or measurement, but will result in additional disclosures in our annual consolidated financial statements for the year ended October 5, 2014.

In addition, on March 31, 2014, the Company early adopted IFRS 9, Financial Instruments (2013). This standard establishes principles for the financial reporting classification of financial assets and financial liabilities. This standard also incorporates a new hedging model which increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard also increases required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements.

IFRS 9 (2013) uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 (2013) is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9 (2013).

On July 24, 2014, the IASB issued the final version of IFRS 9, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018, however an entity may elect to apply earlier versions of IFRS 9 if the entity’s relevant date of initial application is before February 1, 2015.

The adoption of IFRS 9 (2013) did not result in any measurement adjustments to our financial assets and financial liabilities, and did not result in any changes in the eligibility for hedge accounting and the accounting for the derivative financial instruments designated as effective hedging instruments at the transition date. We have reviewed our significant accounting policies for financial instruments and derivative financial instruments and hedging relationships to align them with IFRS 9 (2013).

The following summarizes the classification and measurement changes for the Company’s non-derivative financial assets and financial liabilities as a result of the adoption of IFRS 9 (2013).

	Category under IAS 39	Category under IFRS 9

Financial assets:
Cash and cash equivalents	Loans and receivables	Amortized cost
Trade accounts receivable	Loans and receivables	Amortized cost
Other current assets	Loans and receivables	Amortized cost
Long-term non-trade receivables
included in other non-current assets	Loans and receivables	Amortized cost

Financial liabilities:
Accounts payable and accrued
liabilities	Other financial liabilities	Amortized cost
Long-term debt - bearing interest
at variable rates	Other financial liabilities	Amortized cost

QUARTERLY REPORT – Q3 2014 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards in the reporting period (continued):

As at March 31, 2014 and September 29, 2013, the Company had derivative financial assets and derivative financial liabilities designated as effective hedging instruments, measured at fair value, included in other current assets and accounts payable and accrued liabilities. The accounting for our financial instruments and the line item in which they are included in the consolidated statement of financial position were unaffected by the adoption of IFRS 9 (2013) upon transition.

(d)	Update to significant accounting policies:

As a result of the initial adoption of IFRS 9 (2013), as described above, the Company has updated its significant accounting policies as follows:

Financial instruments:

The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

(i)	Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

The Company’s policy on impairment of financial assets measured at amortized cost is the same as that applied in its consolidated financial statements as at and for the year ended September 29, 2013 for loans and receivables. The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets, and long-term non-trade receivable as financial assets measured at amortized cost.

(ii)	Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value.

(iii)	Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt as financial liabilities measured at amortized cost.

(iv)	Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Company currently has no financial liabilities measured at fair value.

QUARTERLY REPORT – Q3 2014 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d)	Update to significant accounting policies (continued):

Derivative financial instruments and hedging relationships:

The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Levies
In May 2013, the IASB released IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recorded before the specified minimum threshold is reached. IFRIC 21 will be effective for the Company’s fiscal year beginning on October 6, 2014, and is to be applied retrospectively. The Company is currently assessing the impact of the adoption of this interpretation on its consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on October 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. INVENTORIES:

	July 6,	September 29,
	2014	2013

Raw materials and spare parts inventories	$96,740	$69,508
Work in progress	57,870	36,507
Finished goods	568,816	489,779
	$723,426	$595,794

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at July 6, 2014, $135.0 million (September 29, 2013 - nil) was drawn under the facility, and the effective interest rate for the nine months ended July 6, 2014 was 1.3%. In addition, an amount of $16.5 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at July 6, 2014.

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Charges related to assets held for sale and property,
plant and equipment	$-	$29	$(338)	$1,204
Employee termination and benefit costs	-	447	429	737
Loss on settlement on wind-up of defined benefit
pension plan	-	-	1,898	-
Exit, relocation and other costs	(127)	799	(34)	3,697
Remeasurement of contingent consideration in
connection with a business acquisition	-	(1)	-	266
Loss on business acquisition achieved in stages	-	197	-	1,518
Acquisition-related transaction costs	759	105	759	293
	$632	$1,576	$2,714	$7,715

Restructuring and acquisition-related costs for the nine months ended July 6, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan, and transaction costs related to the acquisition of the operating assets of Doris Inc. (see note 14).

For the nine months ended June 30, 2013, exit, relocation and other costs relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc., including a charge of $1.6 million related to lease exit costs. Charges related to assets held for sale and property, plant and equipment of $1.2 million during the nine months ended June 30, 2013 included write-downs on the Company’s former U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. In the first nine months of fiscal 2013, the Company also incurred a loss on business acquisition achieved in stages of $1.5 million in connection with the acquisition of the remaining 50% interest of CanAm Yarns, LLC.

QUARTERLY REPORT – Q3 2014 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Depreciation of property, plant and equipment	$21,637	$18,973	$61,490	$59,704
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories
at the beginning and end of the period	(154)	4,518	(2,632)	(1,977)
Depreciation of property, plant and equipment included
in net earnings	21,483	23,491	58,858	57,727
Amortization of intangible assets, excluding software	3,688	3,901	11,064	11,703
Amortization of software	532	379	1,442	1,167
Depreciation and amortization included in net earnings	$25,703	$27,771	$71,364	$70,597

        Property, plant and equipment includes $123.5 million (September 29, 2013 - $114.0 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Interest expense on financial liabilities recorded at
amortized cost	$580	$78	$1,104	$2,187
Bank and other financial charges	919	861	2,498	2,688
Interest accretion on discounted provisions	81	78	241	233
Foreign exchange (gain) loss	(848)	463	(2,583)	244
	$732	$1,480	$1,260	$5,352

QUARTERLY REPORT – Q3 2014 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	July 6,	September 29,
	2014	2013

Financial assets
Amortized cost:
Cash and cash equivalents	$45,092	$97,368
Trade accounts receivable	366,426	255,018
Other current assets	18,430	9,931
Long-term non-trade receivables included in other
non-current assets	4,120	3,400
Derivative financial instruments designated as effective
hedging instruments included in other current assets	265	1,103

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	296,326	287,382
Long-term debt - bearing interest at variable rates	135,000	-
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	4,727	2,032

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

Derivatives
The derivatives consist of foreign exchange and commodity forward and market-traded option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the market-traded option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – Q3 2014 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Net (loss) gain on derivatives designated as cash flow
hedges	$(2,896)	$(16)	$(5,058)	$2,401
Income taxes	29	-	51	(24)

Amounts reclassified from other comprehensive income
to property, plant and equipment	(84)	-	(991)	-

Amounts reclassified from other comprehensive income
to net earnings, and included in:
Net sales	1,534	(259)	2,989	543
Cost of sales	-	(20)	-	(301)
Selling, general and administrative expenses	-	-	113	-
Financial expenses, net	273	213	660	405
Income taxes	(18)	3	(38)	1
Other comprehensive (loss) income	$(1,162)	$(79)	$(2,274)	$3,025

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Net earnings - basic and diluted	$115,999	$115,830	$236,875	$223,398

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,792	121,446	121,694	121,422
Basic earnings per share	$0.95	$0.95	$1.95	$1.84

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,792	121,446	121,694	121,422
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	1,422	1,313	1,449	1,209
Diluted weighted average number of common shares
outstanding	123,214	122,759	123,143	122,631
Diluted earnings per share	$0.94	$0.94	$1.92	$1.82

Excluded from the above calculation for the three months ended July 6, 2014 are 173,226 stock options (2013 - 191,088) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 6, 2014 are 173,226 stock options (2013 - 248,268) which were deemed anti-dilutive.

QUARTERLY REPORT – Q3 2014 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Depreciation and amortization (note 7(a))	$25,703	$27,771	$71,364	$70,597
Loss on business acquisition achieved in stages (note 6)	-	197	-	1,518
Restructuring charges related to assets held for sale
and property, plant and equipment (note 6)	-	29	(338)	1,204
(Gain) loss on remeasurement of contingent consideration	-	(1)	-	266
(Gain) loss on disposal of property, plant and equipment	(105)	(13)	(909)	193
Share-based compensation	2,697	2,128	7,294	5,975
Deferred income taxes	2,524	1,270	5,927	2,360
Equity earnings in investment in joint venture	-	-	-	(46)
Unrealized net gain on foreign exchange and financial
derivatives	(139)	(1,694)	(782)	(2,563)
Adjustment to financial derivatives included in other
comprehensive income, net of amounts reclassified to
net earnings	-	(116)	-	64
Other non-current assets	(460)	(772)	(546)	657
Employee benefit obligations	349	(66)	(2,900)	1,096
Provisions	81	78	(411)	2,330
	$30,650	$28,811	$78,699	$83,651

(b)	Variations in non-cash transactions:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Additions to property, plant and equipment included in
accounts payable and accrued liabilities	$3,408	$1,249	$5,793	$(112)
Addition to property, plant and equipment transferred
from prepaid expenses and deposits and other
non-current assets	-	-	-	5,826
Proceeds on disposal of property, plant and equipment
included in other current assets	3,163	-	(327)	-
Balance due on business acquisition	-	(500)	-	(500)
Settlement of pre-existing relationship	-	(4,038)	-	(4,038)
Transfer from accounts payable and accrued liabilities to
to contributed surplus in connection with share
repurchases for future settlement of non-Treasury RSUs	-	-	8,383	5,114
Non-cash ascribed value credited to contributed surplus
for dividends attributed to Treasury RSUs	54	74	175	200
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	3,628	1,172	10,564	7,918

QUARTERLY REPORT – Q3 2014 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents:

	July 6,	September 29,
	2014	2013

Bank balances	$45,028	$96,493
Term deposits	64	875
	$45,092	$97,368

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2013 audited annual consolidated financial statements, and notes 2 (c) and 2 (d) of these condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION (continued):

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Segmented net sales:
Printwear	$483,401	$432,969	$1,123,774	$1,044,711
Branded Apparel	210,382	181,353	570,219	513,427
Total net sales	$693,783	$614,322	$1,693,993	$1,558,138

Segment operating income:
Printwear	$129,687	$119,236	$270,102	$252,409
Branded Apparel	15,550	27,314	50,776	60,375
Total segment operating income	$145,237	$146,550	$320,878	$312,784

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$145,237	$146,550	$320,878	$312,784
Amortization of intangible assets, excluding software	(3,688)	(3,901)	(11,064)	(11,703)
Corporate expenses	(19,111)	(19,208)	(57,041)	(56,797)
Restructuring and acquisition-related costs	(632)	(1,576)	(2,714)	(7,715)
Financial expenses, net	(732)	(1,480)	(1,260)	(5,352)
Equity earnings in investment in joint venture	-	-	-	46
Earnings before income taxes	$121,074	$120,385	$248,799	$231,263

14. EVENTS AFTER THE REPORTING PERIOD:

On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (“Doris”) for cash consideration of $102.0 million, with additional contingent payments of up to $9.4 million, which are based on the achievement of targets for growth in sales revenues over a three-year period. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provides Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada.  In addition, the acquisition further enhances and expands the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel.  The acquisition is also expected to position the Company to increase its penetration in the basic women’s apparel markets and into the ladies’ intimates category.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Branded Apparel segment. The Company has not yet completed the accounting for the business combination, including the determination of the fair values of the identifiable net assets acquired and the allocation of the purchase price to the identifiable net assets acquired.

QUARTERLY REPORT – Q3 2014 P.41